SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Dolphin Digital Media, Inc.
(Name of Issuer)

Common Stock, par value $0.015 per share
(Title of Class of Securities)

25688M 20 6 (Common Stock)
(CUSIP Number)

William O'Dowd c/o Dolphin Entertainment, Inc. 2151 Le Jeune Road, Suite 150-Mezzanine Coral Gables, Florida 33134 (305) 774-0407
(Name, address and telephone number of person authorized to receive notices and communications)

December 29, 2016
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box .☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting personís initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 25688M 20 6

1	NAME OF REPORTING PERSONS William O'Dowd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	3,251,686*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	3,251,686*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,251,686*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.6%*
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 25688M 20 6

1	NAME OF REPORTING PERSONS Dolphin Entertainment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER	1,055,682*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,055,682*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,055,682*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 25688M 20 6

1	NAME OF REPORTING PERSONS Dolphin Digital Media Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF	7	SOLE VOTING POWER	1,242,104*
SHARES BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER	1,242,104*
REPORTING PERSON WITH	10	SHARED DISPOSITIVE POWER	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6%*
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 25688M 20 6

EXPLANATORY NOTE
This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) jointly filed with the Securities and Exchange Commission (the “SEC”) on April 28, 2016 by Mr. William O'Dowd, Dolphin Entertainment, Inc., a Florida corporation (“Dolphin Entertainment”) and Dolphin Digital Media Holdings, LLC, a Florida limited liability company (“DDM Holdings” and, together with Mr. O'Dowd and Dolphin Entertainment, the “Reporting Persons”). As described in the Original Schedule 13D, Mr. O'Dowd is the President, Chairman and Chief Executive Officer of the Issuer, the founder, president and sole shareholder of Dolphin Entertainment and the sole member of DDM Holdings.
Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D. Any capitalized terms used in this Amendment No. 1 and not otherwise defined herein shall have the respective meanings ascribed to such terms in the Original Schedule 13D.

CUSIP No. 25688M 20 6

Item 3.	Source and Amount of Funds.
Item 3 is hereby amended and replaced by the following:
The securities of the Issuer were acquired (i) pursuant to the terms of a subscription agreement between the Issuer and Dolphin Entertainment, (ii) as consideration for a merger and (iii) upon conversion of the Series B Convertible Preferred Stock, each as described in further detail in Item 4 of this Statement which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and replaced by the following:

The Issuer implemented a 20-to-1 reverse stock split effective May 10, 2016. The share ownership in this filing reflects the reverse stock split.The Reporting Persons acquired the shares of Common Stock reported herein as beneficially owned by the Reporting Persons solely for investment purposes. Except as described herein, the Reporting Persons have no plans or proposals that relate to or would result in the transactions described in Item 4(a) through (j) of Schedule 13D.

 (i)    As previously disclosed in a current report on Form 8-K filed by the Issuer on March 11, 2016 (the “Current Report”), on March 4, 2016 the Issuer entered into a subscription agreement (the “Subscription Agreement”) with Dolphin Entertainment, holder of that certain outstanding promissory note dated December 31, 2011 (the “Note”) issued by the Issuer to Dolphin Entertainment.  Pursuant to the terms of the Subscription Agreement, the Issuer and Dolphin Entertainment agreed to convert the $3,073,410 aggregate amount of principal and interest outstanding under the Note into shares of Common Stock.  On March 4, 2016, Dolphin Entertainment converted the principal balance of the Note, together with accrued interest, into an aggregate of 614,682 shares of Common Stock at $5.00 per share as payment in full of the Note.  Mr. O'Dowd, as sole shareholder of Dolphin Entertainment is deemed to beneficially owns such shares.

 (ii) As previously disclosed in the Current Report, on March 7, 2016 a merger was completed among the Issuer, DDM Merger Sub, Inc., a Florida corporation and a direct wholly-owned subsidiary of the Issuer (“Merger Subsidiary”), Dolphin Entertainment and Dolphin Films, Inc., a Florida corporation and a direct wholly-owned subsidiary of Dolphin Entertainment (“Dolphin Films”) (the “Merger”) pursuant to an Agreement and Plan of Merger, dated October 14, 2015 (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, Merger Subsidiary merged with and into Dolphin Films (the “Merger”) with Dolphin Films surviving the Merger as a wholly-owned subsidiary of the Issuer.  At the effective time of the Merger, each share of Dolphin Filmsí common stock, par value $1.00 per share, issued and outstanding, was converted into the right to receive the consideration for the Merger (the “Merger Consideration”). The Issuer issued 2,300,000 shares of Series B Convertible Preferred Stock, par value $0.10 per share (the “Series B Convertible Preferred Stock”), and 1,000,000 shares of Series C Convertible Preferred Stock, par value $0.001 per share (the “Series C Convertible Preferred Stock”) to Dolphin Entertainment as the Merger Consideration.

Each share of Series B Convertible Preferred Stock was exercisable into 0.95 shares of Common Stock. On November 15, 2016, Dolphin Entertainment converted 2,300,000 shares of Series B Convertible Preferred Stock into 2,185,000 shares of Common Stock

Each share of Series C Convertible Preferred Stock is exercisable into ..05 shares of Common Stock. Until the fifth anniversary of the date of the issuance, the Series C Convertible Preferred Stock has certain anti-dilution protections.  Specifically, the number of Common Stock into which the Series C Convertible Preferred Stock will be converted (the “Conversion Number”) will be adjusted for each future issuance of Common Stock (but not upon issuance of Common Stock equivalents) (i) upon the conversion or exercise of any instrument currently or hereafter issued (but not upon the conversion of the Series C Convertible Preferred Stock), (ii) upon the exchange of debt for shares of Common Stock, or (iii) in a private placement, such that the total number of shares of Common Stock held by an “Eligible Class C Preferred Stock Holder” (based on the number of shares of Common Stock held as of the date of issuance) will be preserved at the same percentage of shares of Common Stock outstanding currently held by such Eligible Class C Preferred Stock Holder.  An Eligible Class C Preferred Stock Holder means any of (i) Dolphin Entertainment, Inc., for so long as Mr. O'Dowd continues to beneficially own at least 90% and serves on the board of directors or other governing entity, (ii) any other entity in which Mr. O'Dowd beneficially owns more than 90%, or a trust for the benefit of others, for which Mr. O'Dowd serves as trustee and (iii) Mr. O'Dowd individually.  Series C Convertible Preferred Stock will only be convertible by the holder upon the Issuer satisfying certain conversion thresholds.  The Series C Convertible Preferred Stock is entitled to super voting rights of three votes for each share of Common Stock into which such holdersí shares of Series C Convertible Preferred Stock could then be converted.  The holders of Series C Convertible Preferred Stock and of Common Stock will vote together as a single class on all matters upon which the Common Stock is entitled to vote, except as otherwise required by law.

CUSIP No. 25688M 20 6

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and replaced by the following:

(a)	- (b)

William O'Dowd

Mr. O'Dowd beneficially owns 3,251,686 shares of Common Stock, or 22.6% of the Common Stock of the Issuer based upon 14,395,521 shares of Common Stock outstanding as of February 14, 2017.   This percentage does not reflect the three for one voting power of the Series C Convertible Preferred Stock described above. Mr. O'Dowd directly owns 953,900 shares of Common Stock. In addition, (i) as the sole shareholder of Dolphin Entertainment he is deemed to beneficially own 1,055,682 sharesof Common Stock beneficially owned by Dolphin Entertainment and (ii) as the sole member of DDM Holdings, he is deemed to beneficially own 1,242,104 shares of Common Stock beneficially owned by DDM Holdings.

 Mr. O'Dowd has sole voting and sole dispositive power with respect to 3,251,686 shares of Common Stock, and shares voting and shared dispositive power with respect to 0 shares of Common Stock, he beneficially owns.

Dolphin Entertainment, Inc.

Dolphin Entertainment has beneficial ownership of 1,055,682 shares of Common Stock, or 7.3% of the Common Stock of the Issuer. Dolphin Entertainment has sole voting and sole dispositive power with respect to all the shares of Common Stock and shared voting and shared dispositive power with respect to 0 shares of Common Stock it beneficially owns.

Dolphin Digital Media Holdings, LLC.

DDM Holdings has beneficial ownership of 1,242,104 shares of Common Stock, or 8.6% of the Common Stock of the Issuer.  DDM Holdings has sole voting and sole dispositive power with respect to all the shares of Common Stock and shared voting and shared dispositive power with respect to 0 shares of Common Stock it beneficially owns.

CUSIP No. 25688M 20 6

(c)         The following lists each of the transactions made by the applicable Reporting Person with respect to the Common Stock during the past 60 days.

(i)
All purchases listed below were effected in ordinary open market transactions.
Name of Reporting Person	Trade Date	Number of Shares Purchased	Price Per Share ($)
William O'Dowd	12/08/2016	633	6.00
William O'Dowd	12/12/2016	165	5.99
William O'Dowd	12/14/2016	433	6.15
William O'Dowd	12/15/2016	167	6.10
William O'Dowd	12/16/2016	500	6.20
William O'Dowd	12/19/2016	400	6.45
William O'Dowd	12/20/2016	250	6.45
William O'Dowd	12/21/2016	100	6.35
William O'Dowd	12/23/2016	400	6.75

(ii)
On November 15, 2016, Dolphin Entertainment converted 2,300,000 shares of Series B Convertible Preferred Stock into 2,185,000 shares of Common Stock.

(iii)
On December 29, 2016, Dolphin Entertainment effected the following transactions:

1.
sold 1,050,000 shares of the Issuer’s Common Stock at a price of $5.00 per share in exchange for (i) all of the purchaser’s rights to profit distributions from Dolphin Entertainment, Inc. arising under equity finance agreements dated March 14, 2011 and June 29, 2011 pursuant to which the purchaser previously invested in Dolphin Entertainment and (ii) the purchaser’s remaining 50% membership interests in several of Dolphin Entertainment’s subsidiaries.
2.
entered into a debt exchange agreement pursuant to which it exchanged $1,500,000 of outstanding debt at a price of $5.00 per share, for 300,000 shares of the Issuer’s Common Stock.

(iv)
On December 30, 2016, Dolphin Entertainment effected the following transactions:

1.
entered into a debt exchange agreement pursuant to which it exchanged $350,000 of outstanding debt at a price of $5.00 per share, for 70,000 shares of the Issuer’s Common Stock.
2.
entered into a debt exchange agreement pursuant to which it exchanged $1,000,000 of outstanding debt at a price of $5.00 per share, for 200,000 shares of the Issuer’s Common Stock.
4.
entered into a debt exchange agreement pursuant to which it exchanged $50,000 of outstanding debt of a subsidiary at a price of $5.00 per share, for 10,000 shares of the Issuer’s Common Stock.
5.
entered into a debt exchange agreement pursuant to which it exchanged $310,000 of outstanding debt of a subsidiary at a price of $5.00 per share, for 62,000 shares of the Issuer’s Common Stock.

(d)           To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Statement.

(e)           Inapplicable.

CUSIP No. 25688M 20 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A	-	Joint Filing Agreement among the Reporting Persons, dated February 14, 2017.

Exhibit B	-
Amended Articles of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1(a) to Quarterly Report on Form 10-Q filed with the SEC on May 23, 2016), which contains the terms of the Series C Convertible Preferred Stock.

Exhibit C	-
Agreement and Plan of Merger, dated as of October 14, 2015, by and among Dolphin Digital Media, Inc., DDM Merger Sub, Inc. Dolphin Films, Inc. and Dolphin Entertainment, Inc. (incorporated by reference to Exhibit 2.2 of Dolphin Digital Media, Inc.ís Current Report on Form 8-K filed with the SEC on October 19, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2017	/s/ William O'Dowd
William O'Dowd

DOLPHIN ENTERTAINMENT, INC.

/s/ William O'Dowd
Name: William O'Dowd
Title: President

DOLPHIN DIGITAL MEDIA HOLDINGS, LLC.

/s/ William O'Dowd
Name: William O'Dowd
Title: President

EXHIBIT A
SCHEDULE 13D/A JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D/A to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Dated: February 14, 2017	/s/ William O'Dowd
William O'Dowd

DOLPHIN ENTERTAINMENT, INC.

/s/ William O'Dowd
Name: William O'Dowd
Title: President

DOLPHIN DIGITAL MEDIA HOLDINGS, LLC.

/s/ William O'Dowd
Name: William O'Dowd
Title: President